Shareholder Supporting Memo
Kinder Morgan Proposal Regarding Methane Emissions
Name of Registrant: Miller/Howard Investments, Inc.
Name of Person Relying on Exemption: Miller/Howard Investments, Inc.
Address of Person Relying on Exemption: 10 Dixon Avenue, Woodstock, NY 12498

Stockholder Proposal Regarding Methane Emissions

This proposal has been filed by Miller/Howard Investments, Inc. ("Miller/Howard") on behalf of Lowell Miller, Miller/Howard’s CIO and Founder. It raises concerns about Kinder Morgan, Inc.’s (“Kinder Morgan”) policies regarding methane emissions from oil production, as well as from its natural gas distribution, storage, and transport operations.

Miller/Howard has filed similar proposals with the company for the past four years. Support for the proposal has grown each year with last year’s support garnering 41% of the vote FOR the proposal.

The resolution requests that the company report on policies, actions, and plans to measure, monitor, mitigate, disclose, and set quantitative targets for methane emissions reduction resulting from all operations, including storage and transportation. The report is to omit proprietary information and be prepared at reasonable cost.

Our Rationale for a YES vote follows:

Methane is a climate pollutant 84 times more powerful than carbon dioxide (CO2) over a 20-year period, and it is responsible for 25% of the global warming experienced today1. As “one of the largest energy infrastructure companies in North America [Kinder Morgan owns] an interest in or operate[s] approximately 85,000 miles of pipelines and 152 terminals”2 and has already taken a number of steps – such as acknowledging climate change and stating that it publishes its “environmental, health and safety performance on [its] website to be transparent about [its] work”3 – that implicitly supports the proponent’s thoughts about climate change and the importance of transparency.

Due to its position in the industry, Kinder Morgan is uniquely situated to be a leader among its peers and to provide an industry standard for mitigating methane-related risks.

The proponent asks for the next logical step toward such leadership: increase disclosure overall, inclusive of storage facilities.

Given that:
a)	Natural gas has environmental advantages over other fossil fuel sources of energy;
b)	Methane emissions can reduce or eliminate that advantage;
c)	There is risk of methane emissions from the storage and transportation of natural gas;
d)	Kinder Morgan acknowledges these risks;
e)	Loss of environmental advantage may imperil the real and/or reputational value of natural gas;

Methane management and emissions disclosure are material to investors and can significantly impact shareholder value.

Given that:
f)	Neither the company’s Methane Reduction Commitment[4] (updated January 18, 2018) nor its other public information or website contain any of the following:
a.	Disclosure of emissions rates;
b.	A company-specific quantitative emissions reduction target;
c.	Details related to the scope of its methane emissions management actions, including the percentage of assets covered by said actions and an explanation for percentage not covered;
g)	Neither the company’s minimum mandatory disclosure via the EPA nor voluntary participation in the ONE Future coalition require public disclosure of actual methane emissions leakage rates;

    1 https://www.unpri.org/download_report/24246
2  http://www.kindermorgan.com/
3 https://www.kindermorgan.com/responsibility
4 https://www.kindermorgan.com/content/docs/Methane_reduction.pdf

h)	The company’s disclosure of its management of methane in both its storage and pipeline operations is often lacking or absent;

Existing disclosure does not satisfy investor needs or satisfy the requests of the proposal;

And given that:
i)
The company has made public statements on transparency, including that “it is our goal to work openly and cooperatively with all stakeholders regarding environmental, health and safety (EHS) issues”[5] and that it “has been conducting its business transparently long before it became a corporate buzz word”[6];

j)	The company has a history of working with external entities on issues related to emissions management[7];

Kinder Morgan’s practices of non-disclosure are out of alignment with its stated values of transparency.

The proponent sees quantitative methane-related disclosure to shareholders on methane as being in full alignment with Kinder Morgan’s stated values of operational excellence, running a profitable business, and transparency and open cooperation with stakeholders.

Why Kinder Morgan?

Kinder Morgan is one of the largest energy infrastructure companies in North America, with risk of methane emissions present across many of its operations. It operates in numerous regulatory environments and jurisdictions across different countries.

The proponent argues that failure by a company to proactively inspect, monitor, and upgrade critical transportation and storage facilities creates avoidable environmental, reputational, regulatory, and financial risks. Failure to disclose such information deprives investors of important material information regarding risks to the company.

Methane & Shareholder Value

Shareholders can benefit from the environmental advantages of natural gas over other fossil fuel energy sources; natural gas may be chosen over other forms of energy in part because of its environmental benefit, which benefits its market share.

Likewise, risk to the environmental benefit of natural gas may pose a risk to shareholder value.

Kinder Morgan itself has messaged around the lower-carbon benefits of natural gas, including in its Climate Change statement: “Natural gas infrastructure plays two key roles in reducing greenhouse gas emissions: directly as a lower-carbon fuel for electricity generation, and indirectly by facilitating greater renewable energy deployment in the electricity sector.”8

Methane leaks can reduce or even eliminate that advantage. As the EDF reports, “If not better mitigated, methane leaks and releases could undermine the greenhouse gas advantage natural gas offers and spell major trouble for the climate.”9 Furthermore, a 2015 study estimates that the oil and gas industry loses USD30 billion a year in methane emissions globally10, clearly demonstrating the financial materiality of the issues at hand.

Kinder Morgan publicly messages on the environmental advantage enjoyed by natural gas, but has not provided sufficient disclosure for investors to evaluate whether this advantage is protected by appropriate and efficacious methane management.

If investors choose to invest in a company based on its relative environmental footprint, then they rely on disclosure that demonstrates the company is taking appropriate and efficacious action to preserve such benefits.

5 http://www.kindermorgan.com/ehs
6 http://www.kindermorgan.com/pages/about_us
7 https://www.kindermorgan.com/content/docs/Methane_reduction.pdf
8 http://www.kindermorgan.com/content/docs/Climate_Change_KM_Statement.pdf
9 https://www.edf.org/energy/methaneleakage
  10 http://rhg.com/wp-content/uploads/2015/04/RHG_UntappedPotential_April2015.pdf

The proposal includes natural gas storage facilities because risks associated with such operations can be significant and varied.  We saw this risk highlighted during what has been called “the largest methane leak in US history", which was a multi-month event at the Sempra storage facility at Aliso Canyon in 2015. 11 Research by the IEA also shows that methane emissions are not solely isolated to one single part of the supply chain, but rather can occur across the natural gas value chain, including production, processing, transmission and storage, as well as local distribution12, furthering the need for comprehensive reporting on methane emissions across the companies value chain.

Kinder Morgan agrees with the proponents when it says, “ADDRESSING CLIMATE CHANGE IS A GLOBAL PRIORITY.”

According to the vast majority of scientists13, major institutional investors and financial institutions4, countries that are party to the Paris Agreement5, and many large companies14, climate change is an investment and global concern. In Kinder Morgan’s own words: “addressing climate change is a global priority.”15  This remains true, even if the current regulatory attempts to address climate change are weakened or undone.

In this current political environment, companies have a very important role to play in lowering emissions; as the scope of the EPA, as well as its reporting platforms and requirements, is not certain.16

The question of US federal regulations are only part of the discussion:  Shareholders also consider the reputational and regulatory risks posed at the state level and in Canada.

Storage-related methane leaks have precipitated a significant amount of discussion of regulations at the state level. Kinder Morgan investors also face potential shareholder value impacts due to changes in Canadian regulations; for example, the province of Alberta (in which Kinder Morgan has operations17) has committed to a reduction of methane emissions from oil and gas operations by 45% by 2025 using a three-pronged approach. One of the prongs is “Improving measurement and reporting of methane emissions, as well as leak detection and repair requirements.”18

A report such as the one requested by the proponent would provide investors with the information necessary to evaluate the likelihood of continued profitability across these varying regulatory environments.

Conclusion:

Methane is a uniquely potent climate pollutant, and thus constitutes a unique risk to natural gas companies. Investors request disclosure so that they may evaluate the company’s management of these risks.  The company’s current disclosure, where available, is inadequate, often excludes its storage facilities, and leaves many material questions unanswered.

We strongly believe that the Board of Directors needs to prepare a report to shareholders reviewing the Company’s policies, actions, and plans to measure, monitor, mitigate, disclose, and set quantitative reduction targets to reduce methane emissions resulting from all operations, including storage and transportation, under the Company’s financial control; requested report to be made available by October 2018, at reasonable cost, omitting proprietary information.

For all the reasons provided above, we strongly urge you to vote FOR this proposal.

Thank you for your support.

Regards,

Lowell G. Miller
CIO and Founder
Miller/Howard Investments, Inc.

11 http://www.latimes.com/local/lanow/la-me-aliso-canyon-20180113-story.html
12 https://www.iea.org/publications/freepublications/publication/WEO2015SpecialReportonEnergyandClimateChange.pdf
13 https://climate.nasa.gov/scientific-consensus/
14 https://www.ubs.com/microsites/climatechange/en/home.html; https://www.blackrock.com/corporate/en- sg/literature/whitepaper/bii-pricing-climate-risk-international.pdf; http://www.bankofengland.co.uk/pages/climatechange.aspx; http://www.rbc.com/community- sustainability/environment/promoting-environmental-sustainability.html?sustainability-tabs=0
15 https://www.kindermorgan.com/content/docs/Climate_Change_KM_Statement.pdf
16 https://www.whitehouse.gov/briefings-statements/president-donald-j-trumps-year-regulatory-reform-environmental-protection-epa/;
17 https://kindermorgan.investorhq.businesswire.com/sites/kindermorgan.investorhq.businesswire.com/files/image/additio
nal/Kinder_Morgan_Asset_Map_.pdf
18 https://www.alberta.ca/climate-methane-emissions.aspx